UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TechPrecision Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

878739101

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus	Robert D. Straus 326 Watertown Street, #95081 Newton, MA 02458

Copy to:

Jeffrey S. Tullman, Esq.

Kane Kessler, P.C.

600 Third Avenue, 35th Floor

New York, New York 10016

(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2024

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

CUSIP No. 878739101	13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,546 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 180,546 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,546 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 878739101	13D	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,857 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 114,857 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,857 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 878739101	13D	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,396 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 72,396 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,396 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 878739101	13D	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,806 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 65,806 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,806 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) EP

CUSIP No. 878739101	13D	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 295,403 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 295,403 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,403 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 878739101	13D	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,396 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 72,396 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,396 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 878739101	13D	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 433,605 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 433,605 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,605 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 878739101	13D	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 433,605 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 433,605 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,605 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 878739101	13D	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Straus Robert D
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,001 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 200,001 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,001 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 878739101	13D	Page 11 of 22 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”) of TechPrecision Corporation (the “Issuer”), whose principal executive offices are located at 1 Bella Drive, Westminster, MA 01473.

Item 2. Identity and Background.

This Statement is filed by the Wynnefield Reporting Persons (as defined below) and Mr. Robert D. Straus (collectively with the Wynnefield Reporting Persons, the “Reporting Persons”). Each of Wynnefield Capital, Inc. and Mr. Straus is party to that certain Group Agreement, as further described in Item 4 of this Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(1)            Wynnefield Reporting Persons.

(a), (b), (c) and (f). The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Capital, Inc. Profit Sharing Plan (“Wynnefield Plan”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Nelson Obus and Joshua Landes. The Wynnefield Reporting Persons that are entities are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM, a New York limited liability company, is the general partner of Wynnefield Partners I and Wynnefield Partners, each a private investment company organized as a limited partnership under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. Wynnefield Plan is an employee profit sharing plan organized under the laws of the State of Delaware. Messrs. Obus and Landes are the co-trustees of Wynnefield Plan. Messrs. Obus and Landes are citizens of the United States of America.

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)            Robert D. Straus.

(a), (b), (c) and (f). Mr. Straus is a portfolio manager at WCI. Mr. Straus is a citizen of the United States of America.

The business address of Mr. Straus is 326 Watertown Street, #95081, Newton, MA 02458.

CUSIP No. 878739101	13D	Page 12 of 22 Pages

(d) and (e). During the last five years, Mr. Straus has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

(1)           Wynnefield Reporting Persons.

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $3,027,410 (including brokerage commissions) (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially owns such securities.

(2)            Robert D. Straus.

The securities reported in this Schedule 13D as directly beneficially owned by Mr. Straus were acquired with funds of approximately $638,873.32 (including brokerage commissions) (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. All such funds were provided from the personal funds of Mr. Straus.

Item 4. Purpose of the Transaction

Nomination Letter

On July 2, 2024, Wynnefield Partners I on behalf of itself and the other Wynnefield Reporting Persons delivered a letter to the Issuer notifying it that the Wynnefield Reporting Persons intend to (i) nominate and seek to elect General Victor Eugene “Gene” Renuart, Jr., U.S. Airforce (Ret.) and Robert D. Straus (each, a “Nominee” and collectively, the “Nominees”) as members of the Issuer’s Board of Directors (the “Board”), at the Issuer’s 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”).

The Wynnefield Reporting Persons feel compelled to propose two qualified and independent Nominees for election at the 2024 Annual Meeting. These Nominees are intended to: (i) bring exemplary military expertise to the Board, enhance M&A and financial transaction disciplines, and ensure a commitment to fiduciary duties, protecting stockholders from poorly conceived strategies like the recently terminated acquisition of Votaw Technologies; (ii) improve transparency, allowing outside stockholders to better assess investment risks, as limiting such conversation and access fails to meet fiduciary duties to stockholders; (iii) add new independent Board members to address what the Wynnefield Reporting Persons believe to be the Issuer’s financial underperformance and recent stockholder value decline; (iv) provide outside stockholders with new voices on the Board, improving their ability to express concerns and objectives; (v) respond to stockholder frustration with the current Board, as the Wynnefield Reporting Persons believe is evidenced by the significant withheld votes and broker non-votes against current non-employee directors at the Issuer’s 2023 Annual Meeting of Stockholders held in September 2023.

Accordingly, at the 2024 Annual Meeting, the Wynnefield Reporting Persons will seek to elect two highly qualified, independent directors who are committed to protecting the interests of all the Issuer’s stockholders. These Nominees possess expertise in financial analysis, leadership, fiscal oversight, strategic initiative implementation, capital allocation, corporate governance, compensation structure, military operations, government contracts, and investment, which the Wynnefield Reporting Persons believe will help the Board preserve capital, provide strategic leadership, and increase transparency, which the Wynnefield Reporting Persons believe will ultimately lead to the creation of stockholder value and the restoration of stockholder confidence as well as trust.

The background and experiences of our Nominees are set forth below.

CUSIP No. 878739101	13D	Page 13 of 22 Pages

General Victor Eugene “Gene” Renuart, Jr., U.S. Airforce (Ret.).

General Renuart, 74 years old, is a retired four-star general of the U.S. Air Force with over 39 years of service and extensive experience in military leadership, national defense, and aerospace operations.

Since November 2011, General Renuart has been the president and founder of The Renuart Group, LLC, a private consulting and project management firm focused on defense, homeland security, efficient energy use, and public-private partnership projects for domestic and international clients. Since January 2014, General Renuart has served on the board of directors and as a member of the finance committee of Griffon Corporation (GFF), a New York Stock Exchange listed company that engages in a wide range of industries including, consumer and professional products, home and building products, defense electronics and specialty plastic films. From August 2010 to January 2012, he served as the senior military advisor to the chief executive officer and vice president-national security of BAE Systems, Inc., a multinational defense, security, and aerospace company. General Renuart previously served as the commander of North American Aerospace Defense Command (NORAD) and United States Northern Command (NORTHCOM) from March 2007 to May 2010. During General Renuart’s tenure in the U.S. Air Force, he also served as a senior military assistant to the Secretary of Defense for Secretaries Donald Rumsfeld and Robert Gates; Director of Strategic Plans and Policy, The Joint Staff; Vice Commander, Pacific Air Forces; and Director of Operations, United States Central Command. In addition, General Renuart currently serves on the board of directors of Kymeta Corp., a private satellite systems manufacturer, Precision Aerospace Holdings, a private aerospace machining corporation, and previously served on the boards of various other private companies in the defense industry.

General Renuart received a Bachelor of Science in Production and Industrial Management from Indiana University - Kelley School of Business as well as a Master of Arts in Psychology from Troy University. He also participated in several Air Force fellowship programs including at The US Army War College and The Johns Hopkins University.

The Wynnefield Reporting Persons believe that General Renuart’s proven military, governmental and corporate leadership record, his extensive experience in multi-national strategic and operational planning, fiscal oversight of large organizations with annual multi-billion-dollar budgets as well as his public company and private company board of director experience, provide him with unique skills, insights and qualifications to serve as a member of the Issuer’s Board of Directors and any of its committees.

Robert D. Straus

Mr. Straus, 54 years old, is an institutional portfolio manager with over 25 years of proven experience investing in and serving as an advisor to C-suite executives of public and private companies. His expertise includes evaluating business and capital allocation strategies as well as advising on executive compensation structure, strategic initiative analysis and corporate governance best practices.

Since April 2015, Mr. Straus has served as a portfolio manager at Wynnefield Capital, Inc., an investment firm specializing in small-cap publicly traded companies. Since June 2017, Mr. Straus has served on the board of directors of Nature’s Sunshine Products, Inc. (NATR), a NASDAQ Global Market listed company engaged in the manufacturing and direct selling of nutritional and personal care products, where he serves as chairman of the board’s compensation committee and a member of the board’s governance committee, as well as previously served as chairman of the board’s strategy committee and a member of the board’s audit committee and risk management committee. From January 2018 to October 2022, Mr. Straus served on the board of directors of S&W Seed Company (SANW), a NASDAQ Global Market listed company engaged in the breeding, production, and sale of high-quality seeds for farmers and agricultural producers worldwide, where he served as member of the board’s audit committee and M&A strategy committee. From March 2009 to March 2015, Mr. Straus was employed as a senior equity analyst at Gilford Securities Inc., a brokerage and investment banking firm that offered a range of financial services, including securities trading, investment banking, and advisory services. In addition, Mr. Straus continues to serve from time to time on the boards of various other private and non-profit companies.

Mr. Straus received a Bachelor of Science in Business Administration from the University of Hartford – Barney School of Business and received a Master of Business Administration from Bentley University – McCallum Graduate School of Business.

The Wynnefield Reporting Persons believe that Mr. Straus’ extensive investment, financial, capital allocation and strategic initiative analysis expertise, as well as his significant corporate governance experience serving as a director and board committee member of publicly traded companies, provide him with unique skills, insights and qualifications to serve as a member of the Issuer’s Board of Directors and any of its committees.

In the event any of the Nominees shall be unable to serve for any reason, the Wynnefield Reporting Persons reserve the right to select a replacement Nominee. Additionally, in the event the Issuer purports to increase the number of directors serving on the Board or otherwise increases the number of directors to be elected at the 2024 Annual Meeting, the Wynnefield Reporting Persons reserve the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the Board which the Issuer’s stockholders shall vote on at the 2024 Annual Meeting.

CUSIP No. 878739101	13D	Page 14 of 22 Pages

Group Agreement

A written agreement (the “Group Agreement”) was entered into as of July 2, 2024, by and among WCI on behalf of the Wynnefield Reporting Persons and Mr. Robert D. Straus (collectively, the “Group”), thereby forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which consists of the Reporting Persons. Pursuant to the rules of the Securities and Exchange Commission promulgated under the Exchange Act, the Group was deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Group. None of the members of the Group purchased any additional shares of Common Stock in connection with the Group Agreement. Each of the Group members disclaims beneficial ownership (except as provided in the Group Agreement), of any of the Issuer’s shares of Common Stock controlled or beneficially owned by the other Group members. Each of the Group members disclaims any pecuniary interest in the shares of Common Stock beneficially owned by the other Group members, and each of the Group members disclaims any pecuniary interest in the securities beneficially owned by the other Group members. The description of the Group Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Group Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1. The members of the Group and others held meetings and several discussions before July 2, 2024 to discuss the transactions contemplated by the matters described in this Item 4, but no agreement was reached among the parties as a result of such meetings and discussions, and no group was formed under the Exchange Act, until July 2, 2024.

Under the Group Agreement, each member of the Group has agreed to attend the 2024 Annual Meeting and any adjournments or postponements thereof, in person or by proxy, such that all shares of Common Stock held by such Group member and its affiliates are represented at the 2024 Annual Meeting, and to vote such shares of Common Stock at the 2024 Annual Meeting, in person or by proxy, in favor of the election of the two Nominees as well as three director nominees nominated by the Issuer, the identity of whom is to be determined by the Group, and to vote as set forth in the Group Agreement with respect to other actions. The purpose of the Group Agreement is for the Group to affirmatively vote for the Group’s two director candidates instead of two of the incumbent directors, the identity of whom is to be determined in the future by the Group. If the Group’s director candidates receive the affirmative vote of a plurality of the shares of Common Stock present in person or represented by proxy at the 2024 Annual Meeting, provided a quorum exists, the two director candidates proposed by the Group would constitute two of the five directors comprising the entire Board. In the event the Issuer purports to increase the number of directors serving on the Board or otherwise increases the number of directors to be elected at the 2024 Annual Meeting, the Group reserves the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the Board which the Issuer's stockholders shall vote on at the 2024 Annual Meeting. Pursuant to the Group Agreement, the Group will not vote any shares of Common Stock at the 2024 Annual Meeting other than as set forth in the Agreement.

NEITHER THE GROUP AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE GROUP AGREEMENT.

In addition to the foregoing, under the Group Agreement, each Group member has agreed: (i) not to sell, assign, transfer, loan or otherwise dispose of (any such transaction being herein collectively called a “Transfer”), or to advise any of its affiliates to Transfer, all or any of the securities of the Issuer beneficially owned by it; and to retain, and not in any way compromise or encumber, the right to vote all securities of the Issuer beneficially owned by such member. WCI has agreed to be responsible for the fees and expenses of any proxy solicitation as set forth in the Group Agreement.

The Group Agreement will terminate upon the earlier to occur of (x) February 28, 2025, unless such date is extended by agreement of all of the parties thereto and (y) the date of the 2024 Annual Meeting at which each of the actions specified in the Group Agreement with respect to which the Group will be voted. The Group Agreement further provides that in the event of a dispute or disagreement among the Group, Mr. Nelson Obus shall have the sole discretion to make the final determination, which final determination may include, but not be limited to, the termination of the Group Agreement, and any such final determination shall be binding on the Group.

Each Reporting Person provided only the information as to itself and its affiliates and did not independently verify the information contained in this Schedule 13D provided by any other Reporting Person.

The Wynnefield Reporting Persons and Mr. Straus currently intend to conduct a proxy solicitation to elect the Nominees to the Board at the 2024 Annual Meeting.

CUSIP No. 878739101	13D	Page 15 of 22 Pages

Indemnification Agreement

Prior to submitting the nomination letter to the Issuer, WCI entered into an indemnification agreement (the “Indemnification Agreement”) with each Nominee pursuant to which WCI has agreed, subject to certain exceptions, to indemnify each Nominee against any losses and/or costs suffered, incurred or sustained by such Nominee in connection with such Nominee’s being a member of the slate or the Wynnefield Reporting Persons’ solicitation of proxies in connection therewith. The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, which is included as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Universal Proxy Card

Also, on July 2, 2024, Wynnefield Partners I and Mr. Straus delivered a letter to the Issuer notifying it that pursuant to Rule 14a-19 under the Exchange Act, Wynnefield Partners I and Mr. Straus intend to solicit the holders of shares of the Issuer’s Common Stock, representing at least 67% of the voting power entitled to vote on the election of directors at the 2024 Annual Meeting, in support of the election of each of General Victor Eugene Renuart, Jr; and Mr. Robert D. Straus to the Issuer’s Board of Directors.

The Reporting Persons intend to engage in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Section 13(d) of the Exchange Act, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ respective investments, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their respective shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to their respective shares of Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in this Item 4.

Promptly after any filing of its definitive 2024 Proxy Statement with the Securities and Exchange Commission, the Reporting Persons intend to mail the definitive 2024 Proxy Statement and an accompanying universal proxy card to some or all stockholders pursuant to applicable Securities and Exchange Commission rules. STOCKHOLDERS ARE URGED TO READ THE 2024 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE ISSUER WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the definitive 2024 Proxy Statement and any other documents filed by the Reporting Persons with respect to the Issuer with the Securities and Exchange Commission in connection with the 2024 Annual Meeting at the Securities and Exchange Commission’s website (http://www.sec.gov).

CUSIP No. 878739101	13D	Page 16 of 22 Pages

Item 5. Interest in Securities of the Issuer.

As of July 2, 2024, the Reporting Persons collectively beneficially owned in the aggregate 633,606 shares of Common Stock, constituting approximately 7.0% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Reporting Persons is based upon 9,097,432 shares of Common Stock outstanding as of May 2, 2024, as set forth in the Issuer’s most recent Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 3, 2024. The Wynnefield Reporting Persons and Mr. Straus each expressly disclaims beneficial ownership for all purposes of the shares of Common Stock held by each of the other Reporting Persons. Additionally, each of the Wynnefield Reporting Persons and Mr. Straus disclaims any pecuniary interest in the shares of Common Stock beneficially owned by any other Reporting Person.

(1)         Wynnefield Reporting Persons.

(a), (b) and (c). As of July 2, 2024, the Wynnefield Reporting Persons collectively beneficially owned in the aggregate 433,605 shares of Common Stock, constituting approximately 4.8% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 9,097,432 shares of Common Stock outstanding as of May 2, 2024, as set forth in the Issuer’s most recent Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 3, 2024.

CUSIP No. 878739101	13D	Page 17 of 22 Pages

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name of Stockholder	Number of Shares of Common Stock Owned	Percentage of Outstanding Shares of Common Stock
Wynnefield Partners I	180,546	2.0%
Wynnefield Partners	114,857	1.3%
Wynnefield Offshore	72,396	0.8%
Wynnefield Plan	65,806	0.7%

WCM is the sole general partner of Wynnefield Partners I and Wynnefield Partners, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Wynnefield Partners I and Wynnefield Partners beneficially own. WCM, as the sole general partner of Wynnefield Partners I and Wynnefield Partners, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners I and Wynnefield Partners beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Wynnefield Plan is an employee profit sharing plan. Messrs. Obus and Landes are the co-trustees of Wynnefield Plan and accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Wynnefield Plan may be deemed to beneficially own. Each of Messrs. Obus and Landes, as the trustees of Wynnefield Plan, shares with the other the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Wynnefield Plan.

Beneficial ownership of the shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 433,605 shares of Common Stock, constituting approximately 4.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,097,432 shares of Common Stock outstanding as of May 2, 2024, as set forth in the Issuer’s most recent Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 3, 2024).

CUSIP No. 878739101	13D	Page 18 of 22 Pages

The filing of this Schedule 13D and any and all future amendments hereto by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission by any of the Wynnefield Reporting Persons that a “group” exists or that any such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Schedule 13D.

The Wynnefield Reporting Persons have not acquired and sold shares of the Common Stock during the last sixty (60) days.

(d) and (e). Not Applicable.

(2)            Robert D. Straus.

(a), (b) and (c). As of July 2, 2024, Mr. Straus beneficially owned in the aggregate 200,001 shares of Common Stock, constituting approximately 2.2% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by Mr. Straus is based upon 9,097,432 shares of Common Stock outstanding as of May 2, 2024, as set forth in the Issuer’s most recent Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 3, 2024).

Mr. Straus is the direct beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that Mr. Straus beneficially owns. Mr. Straus has the sole power to direct the voting and disposition of the shares of Common Stock that Mr. Straus beneficially owns.

Mr. Straus has not acquired or sold shares of Common Stock during the last sixty (60) days.

(d) and (e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The disclosure set forth in Item 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement, dated as of July 2, 2024 (the “Joint Filing Agreement”), pursuant to which each of the Reporting Persons agreed to jointly file this Schedule 13D and any and all future amendments hereto with the Securities and Exchange Commission. The Joint Filing Agreement is filed herewith as Exhibit 99.3 and is incorporated herein by reference to its entirety in this response to Item 6.

Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 878739101	13D	Page 19 of 22 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Group Agreement, dated as of July 2, 2024, by and between Wynnefield Capital Inc. and Robert Straus.

Exhibit 99.2	Form of Indemnification Agreement entered into by and between Wynnefield Capital, Inc. and the Nominees.

Exhibit 99.3	Joint Filing Agreement, dated as of July 2, 2024, by and among Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital, Inc. Profit Sharing Plan, Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Nelson Obus, Joshua H. Landes and Robert D. Straus.

CUSIP No. 878739101	13D	Page 20 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 2, 2024

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.
its Investment Manager

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

By:	/s/ Nelson Obus
Nelson Obus, Co-Trustee

CUSIP No. 878739101	13D	Page 21 of 22 Pages

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually

CUSIP No. 963801105	13D	Page 22 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 2, 2024

/s/ Robert D. Straus
Robert D. Straus, Individually